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FOR IMMEDIATE RELEASE

For More Information Please Contact:
Ricardo Florence dos Santos                       David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4449 / 4486
pa.relmerc@grupopaodeacucar.com.br                rosemary_otero@edelman.com


           Companhia Brasileira de Distribuicao (CBD) Preferred Shares
                       to be Included in MSCI Brazil Index
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Sao Paulo, Brazil, August 20, 1999 - Companhia Brasileira de Distribuicao
(NYSE:CBD; BOVESPA:PCAR4) today announced that the Company's preferred shares trading on Brazil's Bovespa stock exchange will be added to the MSCI Brazil Index and related emerging market indices beginning September 1, 1999.

Augusto Cruz, Chief Financial Officer of CBD said "We are honored to join other leading Brazilian companies that comprise the index and are pleased that CBD has been selected to represent the merchandise sector." Ricardo Florence, Planning Investor Relations Director added "We look forward to the increased exposure inclusion in the Index offers CBD, especially among Latin American institutional investors."

Companhia Brasileira de Distribuicao and its affiliated company NOVASOC operates a total of 334 stores in 11 Brazilian states through four formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http://www.grupopaodeacucar.com.br








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